

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

> **Re: Tivic Health Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 9, 2021**
> **File No. 333-258411**

Dear Ms. Ernst:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your statement that the underwriters of the offering have informed you that the gross proceeds of the offering will not be less than $15,000,000. However, given your disclosed public offering price range of $5.00 to $6.00 per share, it appears that if you price the offering in the bottom half of your disclosed range and the underwriters do not exercise their over-allotment option, the gross proceeds of your offering will be less than $15,000,000. To the extent that this statement is referencing the listing requirements of the Nasdaq Capital Market, please revise to state, if true, that (i) the gross proceeds from the offering must be at least $15,000,000 in order for your initial listing application to be approved and (ii) there is no guarantee that the gross proceeds from the offering will be at least $15,000,000 and that you may need the underwriters to exercise their over-allotment

Jennifer Ernst
Tivic Health Systems, Inc.
September 20, 2021
Page 2

        option in order to meet this threshold.

Cost of Sales, page 39

2.   Please expand your disclosure to explain how you reasonably concluded that your June
       30, 2021 inventory balance is stated at the lower of cost or net realizable value (page F-8)
       given the significant gross loss recognized in the quarter then-ended, and the pattern of
       historical gross losses, and the 20% decline in second quarter sales relative to the March
       31, 2021 quarter. The disclosure should specifically address your basis for
       eliminating your inventory reserve in the June 30, 2021 quarter as reported on page F-38.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please
contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other
questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Christopher L. Tinen, Esq.